[Georgeson & Company Inc. Letterhead]






                                       January 20, 1995



SunAmerica Inc.
1 SunAmerica Center 36-07
Century City
Los Angeles, CA  90067-6022


                              LETTER OF AGREEMENT


This Letter of Agreement (the "Agreement") sets forth the terms and conditions under which Georgeson & Company Inc. ("Georgeson") has been retained by SunAmerica Inc. ("SunAmerica") as Information Agent for its contemplated exchange offer (the "Offer"). The term of the Agreement shall be the term of the Offer, including any extensions thereof.

         1. During the term of the Agreement, Georgeson will: provide advice and consultation with respect to the planning and execution of the Offer; assist in the preparation and placement of newspaper ads; assist in the distribution of Offer documents to brokers, banks, nominees, institutional investors, and other shareholders and investment community accounts; answer collect telephone inquiries from shareholders and their representatives; and, if requested, call individuals who are registered holders or non-objecting beneficial owners ("NOBOs").

         2. SunAmerica will pay Georgeson a fee of $6,500, of which half is payable in advance per the enclosed invoice and the balance at the expiration of the Offer, plus an additional fee to be mutually agreed upon if the Offer is extended more than fifteen days beyond the initial expiration date. SunAmerica will pay Georgeson an additional sum computed on the basis of $4.50 per incoming call received in excess of 1,000, and if Georgeson is requested to call registered holders or NOBOs, SunAmerica will also pay Georgeson a sum computed on the basis of $4.50 per such call, which fee will include all telephone charges. In addition, SunAmerica will reimburse Georgeson for reasonable costs and expenses incurred by Georgeson in fulfilling the Agreement, including but not limited to: postage and freight charges incurred by Georgeson in the delivery of Offer documents; printing costs; charges for the production of shareholder lists (paper, computer cards, etc.), mailing labels, or other forms of information requested by SunAmerica or its agents and other expenses or disbursements authorized by SunAmerica or its agents.

         3. Georgeson will review for accuracy the bills rendered by brokers and banks forwarding Offer material to beneficial owners, before forwarding such bills to SunAmerica for payment.

         4. Georgeson hereby agrees not to make any representations not included in the Offer documents.

         5. SunAmerica agrees to indemnify and hold Georgeson harmless against any loss, damage, expense (including, without limitation, legal and other related fees and expenses), liability or claim arising out of Georgeson's fulfillment of the Agreement (except for any loss, damage, expense, liability or claim arising out of Georgeson's own negligence or misconduct). At its election, SunAmerica may assume the defense of any such action. Georgeson hereby agrees to advise SunAmerica of any such liability or claim promptly after receipt of any notice thereof. The indemnification contained in this paragraph will survive the term of the Agreement.

         6. Georgeson agrees to preserve the confidentiality of all non-public information provided by SunAmerica or its agents for our use in providing services under this Agreement, or information developed by Georgeson based upon such non-public information.
By executing the Agreement below the undersigned agrees to be bound by its terms.


ACCEPTED:                              Sincerely,

SUNAMERICA INC.                        GEORGESON & COMPANY INC.


By: /s/ Scott Richland                 By: /s/ Alan M. Miller
    ----------------------                 ----------------------
                                             Alan M. Miller


Title: Vice President and              Title: Managing Director
       Assistant Treasurer

Date: January 20, 1995